SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.
Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,166,485,050
Registered in the Conservatory of the Commercial Registry of Lisbon under no. 03602/940706
Collective Person no. 503 215 058

Qualified Holding

Pursuant to the terms of article 17 of the Portuguese Securities Code, we inform that ING Bank NV, a subsidiary of ING Groep NV, decreased its holding in Portugal Telecom, SGPS, S.A.’s (PT) share capital to 0.61%, through an OTC sale operation of 11,500,000 PT shares settled on 16 June 2005.

Before this sale, ING Bank NV held 18,625,719 PT shares, representing 1.60% of PT’s share capital and 1.65% of PT’s voting rights.

As of 16 June 2005, and according to the terms of article 20 of the Portuguese Securities Code, ING Bank NV holds a total of 7,125,719 PT shares, equivalent to 0.61% of PT’s share capital and 0.63% of PT’s voting rights.

Additionally, other subsidiaries and holdings within ING Groep NV hold 0.88% of PT’s share capital (that corresponds to 0.91% of the voting rights), and as a result the total holding of ING Groep NV in PT, previously of 2.48% of the share capital and 2.56% of the voting rights, currently amounts to 1.49% of the share capital and 1.54% of the voting rights.

Lisbon, 27 June 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.